FILE NO. 48288.113726

August 7, 2007

VIA EDGAR

VIA FACSIMILE and U.S. MAIL

Gregory S. Belliston, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:

DNAPrint Genomics, Inc.

Registration Statement on Form SB-2, Amendment 3

File No. 333-141991

Dear Mr. Belliston:

This letter is written in response to your comment letter dated August 7, 2007.  Attached is a copy of the July 20, 2007 agreement with Dutchess.

It was the issuer’s intent to file this agreement as an amendment to the Form 10-Q for the quarter ended June 30, 2007.  The issuer desires to have the subject registration statement declared effective prior to the updating of the interim financial statements in accordance with Rule 3-12 of Regulation S-X.

The issuer’s Form 10-Q is ready for filing.  However, the issuer anticipated that the subject registration statement would be declared effective prior to the filing of the Form 10-Q for June 30, 2007.  The issuer desires to take this course of conduct to avoid additional unnecessary cost and expense in connection with this filing.

Accordingly, to the extent the staff does not generate additional comments through its review of the subject letter agreement, I respectfully request that the staff process acceleration of the effectiveness of the above referenced registration statement.  In this regard, the issuer undertakes to include the Dutchess agreement as an exhibit to its June 30, 2007 Form 10-QSB.

Please call me at your earliest convenience with any questions or comments.

Very truly yours,

/s/ Michael T. Cronin
Michael T. Cronin

MTC/ej/412243

cc:

Richard Gabriel, Karen Surplus